UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

North Haven Private Assets Fund

(Name of Filing Person(s) (Issuer))

Class S Shares

(Title of Class of Securities)

659602 106

(CUSIP Number of Class of Securities)

Class D Shares

(Title of Class of Securities)

659602 205

(CUSIP Number of Class of Securities)

Class I Shares

(Title of Class of Securities)

659602 304

(CUSIP Number of Class of Securities)

Neha Champaneria Markle

100 Front Street, Suite 700

West Conshohocken, PA 19428

212-761-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

Rajib Chanda

Nathan Briggs

Matthew C. Micklavzina

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

May 15, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026 (the “Schedule TO”) by North Haven Private Assets Fund, a closed-end, non-diversified management investment company organized as a Delaware statutory trust (the “Fund”). Amendment No. 1 is filed with the SEC on June 17, 2026, to extend the length of time that the Offer will remain open. Capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.

This Amendment No. 1 is being filed solely to extend the expiration date of the Offer to 11:59 p.m., Eastern Time, on June 23, 2026, unless the Offer is extended or earlier terminated.

All references to the expiration of the Offer shall be deemed to be amended to the above referenced information.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related Offer as the same may be further amended or supplemented and filed with the SEC.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

ITEM 4.	TERMS OF THE TENDER OFFER.

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

(c) Extension of the Offer. The Fund is extending the expiration date of the Offer until 11:59 p.m., Eastern Time, on June 23, 2026, unless the Offer is extended or earlier terminated. The Offer had been previously scheduled to expire at 11:59 p.m., Eastern Time, on June 17, 2026, unless the Offer was extended or earlier terminated. Throughout the Schedule TO, the Offer and the other offering materials and acceptance and exercise documents, all references to the expiration date of the Offer are hereby amended to extend the expiration date of the Offer until 11:59 p.m., Eastern Time, on June 23, 2026, unless the Offer is extended or earlier terminated.

(d) Clarification of Withdrawal Rights. If you change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal of Tender to the Fund at the email indicated in the Offer filed with the SEC on May 15, 2026 at any time prior to the expiration of the Offer, which is now 11:59 p.m., Eastern Time, on June 23, 2026. The Notice of Withdrawal of Tender must be properly completed and must be returned to the Fund on or prior to the expiration of the Offer.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(F) Letter to Shareholders, dated June 17, 2026

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

North Haven Private Assets Fund

By:	/s/ Neha Markle
Name: Neha Markle
Title: Chief Executive Officer, President and Trustee

June 17, 2026